Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

October 4, 2010

Ronald E. Alper
Staff Attorney
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2009
Filed March 1, 2010
Proxy Statement on Schedule 14A
Filed March 18, 2010 File No. 001-06364

Dear Mr. Alper:

Please accept this correspondence in response to the letter of September 27, 2010 from H. Christopher Owings, Assistant Director with the United States Securities and Exchange Commission. Mr. Owings requested a response to his letter within 10 business days or in the alternative, a response indicating when we would provide the requested information.

During our conversation earlier today, I respectively requested ten additional business days, or until October 25, 2010, to provide the information requested in the letter. Thank you for consenting to the request. We will provide the information by October 25, 2010.

Sincerely

/s/ Gina Merritt-Epps, Esq
Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

GME/sjh
cc: E. J. Graham